Exhibit (a)(1)

WORLD WRESTLING ENTERTAINMENT, INC.

OFFER TO EXCHANGE
OUTSTANDING ELIGIBLE OPTIONS TO PURCHASE CLASS A COMMON
STOCK UNDER THE WORLD WRESTLING ENTERTAINMENT, INC.
1999 LONG-TERM INCENTIVE PLAN

THE OFFER AND THE ASSOCIATED WITHDRAWAL RIGHTS EXPIRE ON
JANUARY 16, 2004 AT 11:59 P.M., EASTERN TIME,
UNLESS THE OFFER IS EXTENDED

The Date of this Offer is December 16, 2003

     World Wrestling Entertainment, Inc. (the “Company”) is offering current employees and independent contractors (consisting primarily of the Company’s performers) the opportunity to exchange all, but not less than all, of their outstanding eligible options for restricted stock units, as described in the materials that follow. Eligible options are those with an exercise price equal to, or greater than, $17.00 per share. If an eligible holder has fewer than 25,000 such options, he or she may elect to receive a discounted cash payment instead of restricted stock units, as described in the materials that follow. The Company is making this offer upon the terms and subject to the conditions set forth in this document, the introductory letter, the Letter of Transmittal (which is attached to the introductory letter), the Company’s 1999 Long-Term Incentive Plan and the form of Restricted Stock Unit Award Agreement. These materials will sometimes be referred to as the “offering materials.” Consummation of the offer is dependent upon certain conditions described in the offering materials.

     If you wish to exchange your eligible options, you must complete and sign the Letter of Transmittal in accordance with terms set forth in the offering materials and deliver it to the Company by fax to (203) 328-2510 or by mail to Human Resources Department, World Wrestling Entertainment, Inc., at 1241 East Main Street, Stamford, Connecticut 06902 Attn: Stock Option Exchange Program. The Company also will have drop boxes located in the Human Resources Department at 1241 East Main Street, Stamford, Connecticut 06902 and at TV Production, 120 Hamilton Avenue, Stamford, Connecticut 06902, in which your Letter of Transmittal may be deposited. Your Letter of Transmittal must be received by the Company by 11:59 P.M., Eastern Time, on January 15, 2004 (or, if the Company extends the offer period, a later date the Company will specify), or it will not be given effect.

     Participation in this offer is voluntary, and there are no penalties for electing not to participate. If you choose not to participate in the offer, you will not receive restricted stock units or any cash payment in respect of your eligible options, and your outstanding options will remain outstanding according to the terms and conditions under which they were granted.

     All questions about this offer or requests for assistance or for additional copies of any offering materials should be made by email to stockoptions@wwecorp.com, or you may call

Nicole Zussman at (203)353-5016 or Melinda Hightower at (203)406-3602. The Company will attempt to respond to all questions either at the question and answer sessions organized by the Human Resources Department or otherwise.

Important Notice

     Although the Company’s Board of Directors has authorized this offer, neither the Company nor its Board of Directors makes any recommendation as to whether or not you should exchange your eligible options for the restricted stock units or cash, if eligible. The Company also has not authorized any person to make any recommendation on its behalf as to whether or not you should accept this offer.

     You must make your own decision as to whether or not to exchange your eligible options. In doing so, you should rely only on the information contained in the offering materials, the materials referenced in Section 16 of Part II of this document, any official question and answer session organized by the Company’s Human Resources Department, or any other authorized communications from the Company made generally available to eligible employees and independent contractors, as no other representations or information has been authorized by the Company. You also may wish to consult with your own advisors, including your tax advisor, before making any decisions regarding the offer.

     In evaluating this offer, you should keep in mind that the future performance of our Company and its stock will depend upon, among other factors, the future overall economic environment, the performance of the overall stock market and companies in our sector, the performance of our own business and the other risks and uncertainties set forth in our filings with the Securities and Exchange Commission. In particular, we recommend that you read our Annual Report on Form 10-K for the fiscal year ended April 30, 2003, our Quarterly Reports on Form 10-Q for the quarters ended July 25, 2003 and October 24, 2003, and our Current Reports on Form 8-K filed since April 30, 2003, each of which has been filed with the Securities and Exchange Commission and is available at www.corporate.wwe.com.

     The statements in this document concerning the Plan, the eligible options and the Restricted Stock Unit Awards are summaries of the material terms but are not complete descriptions of the Plan, the eligible options or the Restricted Stock Unit Awards. The Plan and the form of Restricted Stock Unit Award Agreement have been filed as exhibits to our Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) (to which this document is also an exhibit). See Section 16 for additional information regarding the Schedule TO.

-ii-

-iii-

I
SUMMARY OF TERMS

Questions and Answers About the Offer

     Part I of this document contains a Summary that answers some of the questions that you may have about the offer. You should not interpret anything contained in this Offer to Exchange or any of the documents included with it as a recommendation by the Company or its affiliates as to whether or not to participate in the offer. Ultimately, you must make your own decision as to whether or not to exchange your eligible options, and you may wish to consult with your own advisors, including your tax advisor, before making any decisions regarding this offer.

     References in this Summary to section numbers are to section numbers in Part II of this document. In Part II, you will find more complete descriptions of the topics addressed in this Summary.

     This Summary is presented in question-and-answer format. The questions and answers are grouped into the following categories:

•	How the Option Exchange Works

•	Background and Purpose of the Offer

•	Duration of the Offer

•	How to Elect to Participate in the Offer

•	U.S. Federal Income Tax Considerations

•	How to Get More Information

     References in this Summary to the “Company,” “we,” “us” and “our” mean World Wrestling Entertainment, Inc., and references to “the date the offer expires” mean January 15, 2004, or, if we extend the offer period, any later date that we specify.

How the Option Exchange Works

Q1. What is the offer?

     Beginning on December 16, 2003 and ending at 11:59 P.M., Eastern Time, on January 15, 2004, unless we extend the offer, each eligible employee and eligible independent contractor (described in Question 2 below) may decide to exchange all of his or her eligible options (described in Question 3 below) for a Restricted Stock Unit Award (described in Question 5 below) or, if such person has fewer than 25,000 such eligible options, a discounted cash payment (described in Question 11 below). Eligible participants who elect to receive a Restricted Stock Unit Award will receive one restricted stock unit for every six eligible options that they own. Awards of restricted stock units will be subject to a vesting schedule, even if the options tendered in the exchange currently are fully vested. Eligible participants who elect to receive a cash payment in lieu of a Restricted Stock Unit Award will receive cash in an amount equal to 75% of the aggregate value of the restricted stock units that they otherwise would have received, as determined on the basis of the average per share closing price of our Class A common stock on the New York Stock Exchange over the period of the offering.

     Participation in this offer is voluntary, and there are no penalties for electing not to participate. If you choose not to participate in the offer, you will not receive restricted stock units or any cash payment in respect of your eligible options, and your outstanding options will remain outstanding according to the terms and conditions under which they were granted.

Q2. Who may participate in this offer?

     Only “eligible employees” and “eligible independent contractors” may participate in this offer. Eligible employees are the current employees of the Company who participate in the Plan and are actively employed on the date the offer expires. “Eligible independent contractors” are all independent contractors of the Company, consisting principally of our performers, who participate in the Plan. (For more information, see Section 1 of Part II.)

Q3. Which options may an eligible holder exchange in the offer?

     Only “eligible options” may be exchanged under this program. Eligible options are options under the Company’s 1999 Long-Term Incentive Plan (the “Plan”), whether or not currently vested, that allow an eligible employee or eligible independent contractor to purchase shares of our Class A common stock at an exercise price equal to, or greater than, $17.00 per share. (For more information, see Section 1 of Part II.)

Q4. What is a stock option?

     A stock option is the right to purchase a share of stock at a specified price, regardless of the actual market price of the stock at the time the option is exercised. Typically, pursuant to the Plan, the specified purchase, or “exercise,” price is the market price on the date the option is granted. Due to subsequent fluctuations, at any given time following the grant of the option, the prevailing market price of the stock may be greater than, equal to, or less than, the specified exercise price of the option. When the market price is greater than the exercise price of the option (otherwise known as an “in the money” option), the option holder receives value from exercising the option, because he or she is able to buy the stock underlying the option at less than its prevailing market value and then sell the purchased stock for the higher prevailing market price. The holder of an option to purchase stock at an exercise price that is equal to or greater than the prevailing market price (otherwise known as an “out of the money” or an “underwater” option) generally would not exercise the stock option. The options eligible for exchange under this program currently are, and have for some time been, “out of the money.”

Q5. What is a Restricted Stock Unit Award?

     A “Restricted Stock Unit Award” is an award to be granted under the Plan pursuant to which we will maintain an account on your behalf credited with a certain number of restricted stock units. Each restricted stock unit represents the right to receive one share of our Class A common stock and accrued dividends thereon (see Question 10) at a later specified date when any applicable vesting requirements (see Question 8) have been satisfied. For examples of the relative values of stock options and restricted stock units, see Question 12.

     All terms and conditions of your Restricted Stock Unit Award will be set forth in a Restricted Stock Unit Award Agreement. A form of the Restricted Stock Unit Award Agreement, which you will be required to execute before receiving your restricted stock units, has been filed as an exhibit to our Schedule TO filed with the SEC.

Q6. What is the principal difference between stock options and restricted stock units?

     The rates of an option’s appreciation and depreciation resulting from fluctuations in the prevailing market value of the underlying stock exceed those of a restricted stock unit award of equivalent value. Additionally, with respect to stock options, when the market price of the underlying stock declines below the applicable option exercise price, as it has in the case of the eligible options, the option has no readily realizable value. In contrast, restricted stock units continue to have value even if the stock price has declined below its value at the time of grant. Essentially, the stock options you now hold (because they are greater in number than the restricted stock units for which they can be exchanged) provide a greater potential for value in the event the Class A common stock price appreciates significantly, but (because they have no exercise price) the restricted stock units you would receive if you choose to participate in the offer and receive a Restricted Stock Unit Award will have greater value if our Class A common stock does not significantly appreciate in value, provided you hold them for the applicable vesting period, if any.

Q7.	I am an eligible participant and am interested in participating in the exchange. How many restricted stock units can my eligible options be exchanged for?

     If you elect to participate in the offer and receive a Restricted Stock Unit Award, you will receive one restricted stock unit in exchange for every six of the eligible options that you tender, rounded up or down to the nearest whole number of restricted stock units. If you decide to participate, you must tender all of your eligible options. No fractional restricted stock units will be awarded. Your aggregate number of eligible options for purposes of the offer is reflected in the Letter of Transmittal. Restricted Stock Unit Awards granted pursuant to this offer will be subject to a vesting schedule, even if the options tendered in exchange for the award are fully vested.

Q8. How will my Restricted Stock Unit Award vest? Can I forfeit any portion of my Restricted Stock Unit Award after receiving it?

     Your Restricted Stock Unit Award will be subject to a vesting schedule. In contrast, most or all of your options have already vested. Your Restricted Stock Unit Award will vest 50% on the first anniversary and 50% on the second anniversary of the grant date.

     If you are an employee of the Company and you choose to tender your existing options for a Restricted Stock Unit Award, you will forfeit your unvested restricted stock units upon termination of your employment, except under certain specific circumstances.

     Specifically, in the event of the termination of your employment by the Company, as a result of certain changes to your status following a “Change in Control” (as defined in the Plan), all of your restricted stock units will vest. In addition, in the event of the termination of your employment:

•	by reason of your death or disability (as determined by the Company’s Compensation Committee, in its sole discretion); or

•	by the Company involuntarily other than for “cause” (as determined by the Company’s Compensation Committee in its sole discretion),

you will be vested in 1/24 of your Restricted Stock Units Award for each successive full 30-day period that has elapsed between the date of grant and the date your employment by the Company is terminated. By way of example, and not limitation, of the foregoing, if your employment is involuntarily terminated by the Company without “cause” fifteen full months after the date of grant, you will be vested in:

•	50% of the restricted stock units comprising your Restricted Stock Unit Award, which will have vested on the first anniversary of the date of grant, before your employment was terminated; and

•	an additional 3/24 (12.5%) of your Restricted Stock Unit Award for the three additional months during which you were employed by the Company.

     If you are an independent contractor and you choose to tender your existing options for a Restricted Stock Unit Award, your Restricted Stock Unit Award will be subject to the two-year vesting schedule described above, but your unvested restricted stock units will not be subject to forfeiture if you cease to actively provide services to the Company before your Restricted Stock Unit Award is fully vested.

     If you currently hold fewer than 25,000 eligible options and elect to participate in the offer and receive the discounted cash payment instead of a Restricted Stock Unit Award, you will be entitled to receive the full cash payment upon closing of the offer.

Q9. What will I receive when my Restricted Stock Unit Award vests?

     Subject to deferral, as described below, as soon as practicable following each vesting date of your Restricted Stock Unit Award, you will receive, for each vested restricted stock unit, one share of our Class A common stock. You also will be entitled to receive any associated dividend units (see Question 10) that may have been credited to you in respect of such vested portion of your Restricted Stock Unit Award.

     You will be able to defer, for tax purposes, the vesting date and related time recognition of your Restricted Stock Unit Award. Such deferral must be in accordance with the deferral agreement attached to the Restricted Stock Unit Award Agreement, which, to the extent that you wish to make a deferral, must be completed, executed and delivered on or prior to March 31,

2004, and will be irrevocable once made. No such deferral date may be later than the last date of service you provide to the Company.

Q10. Do I have stockholder rights while holding a Restricted Stock Unit Award?

     Generally, no. As a holder of a Restricted Stock Unit Award, you will not have any right to vote on any matter submitted to the Company’s stockholders or be entitled to receive notice of meetings or materials provided to the Company’s stockholders. You only will have voting and other stockholder rights with respect to the shares of our Class A common stock underlying your Restricted Stock Unit Award after such shares actually have been issued to you.

     Notwithstanding the foregoing, the Company historically has paid, and intends to continue to pay, cash dividends in the amount of $0.04 per share of common stock per quarter. If the Company pays cash dividends prior to the vesting of your Restricted Stock Unit Award, your restricted stock unit account will be credited with dividend units in an amount equal to the dividends you would have received if you held shares of Class A common stock rather than restricted stock units. In that case, the number of dividend units that will accrue to your account is equal to the aggregate amount of the accrued dividend divided by the closing price of the Class A common stock on the New York Stock Exchange on the date of the dividend payment, rounded down to the nearest whole share, with any remaining amounts credited to your restricted stock unit account as cash. Dividend units credited to your restricted stock account in this manner will be entitled to be credited with subsequent dividends, if any. While not now contemplated, any other distributions or non-cash dividends also will be accrued to your account. (For more information, see Section 2 of Part II.) You should note that, while it has no current contemplation to do so, the Company reserves its right to change its dividend policy in the discretion of its Board of Directors.

     The Company’s obligations under the Restricted Stock Unit Award Agreements will be unfunded and unsecured, and no special or separate fund will be established and no other segregation of assets will be made with respect to those obligations. Consequently, the rights of a holder of a restricted stock unit will be no greater than those of a general unsecured creditor of the Company.

Q11.	I have fewer than 25,000 eligible options. Can I elect to receive cash instead of restricted stock units and, if so, how much cash would I be entitled to?

     Yes. If you hold fewer than 25,000 eligible options, you may elect to receive either a Restricted Stock Unit Award as described above or a discounted cash payment. If you elect to participate in the offer and receive the cash payment, you will be entitled to receive cash in an amount equal to 75% of the aggregate value of the restricted stock units that you would have received had you elected to receive a Restricted Stock Unit Award (see Question 6), with such restricted stock units being valued, solely for these purposes, in an amount equal to the average of the per share closing prices of the Class A common stock on the New York Stock Exchange for all trading days during the offer period (see Question 1).

     We cannot assure you that the valuation of the restricted stock units for these purposes bears any relation to the value that you might receive for the restricted stock units that would be awarded to you in this offer if you choose to receive a Restricted Stock Unit Award, if and when they vest. The 25% discount applicable to the cash payment is intended to reflect that the cash payment (x) has certainty, because it will be immediately payable and not subject to future fluctuations in the market value of our stock; and (y) is not subject to any vesting schedule. However, while the discount is intended to reflect these factors, the actual 25% figure was not chosen empirically, and we cannot assure you that the level of discounting is appropriate or will approximate in any way the difference between the actual economic outcomes of choosing the cash payment versus choosing to receive restricted stock units.

Q12. Why should I consider participating in the offer?

     If you exchange your eligible options for a Restricted Stock Unit Award, your eligible options will be exchanged for a lesser number of restricted stock units, based on a fixed six-to-one exchange ratio set on the date that this offer commenced, as described in the answer to Question 6.

     The six-to-one exchange ratio was determined by the Board of Directors on the basis of a number of factors and represents a significant discount to the Black-Scholes option valuation for your eligible options (which recognizes a number of factors in valuing stock options, including the relevant stock price and its volatility, the exercise price of the option, interest rates and the expected life of the option).

     The aggregate value of the six options to be tendered in exchange for each restricted stock unit is significantly higher than that of either the corresponding restricted stock unit that you would receive if you participated in this offer, or to the extent that you hold fewer than 25,000 options and elect to receive cash instead of restricted stock units, the cash payment that you would receive in respect of every six eligible options that you tender. However, the eligible options that you hold might never be “in the money” (see Question 4) and, therefore, may never have any actual value to you. On the other hand, you should recognize that, while the restricted stock units have a much greater likelihood of having value when (and if) you sell the underlying stock, you will run a risk of not vesting in the restricted stock units before you want to sell the underlying shares of Class A common stock.

     The cash payment, while certain and not subject to any vesting requirement, has been discounted by 25% from the valuation that would be attributable to a corresponding Restricted Stock Option Award to reflect its certainty and the time value of money (see Question 11).

     Some examples may assist you:

•	If you have 24,000 options at an exercise price of $17.00 per share, you could elect to receive 4,000 restricted stock units or, assuming the average per share closing prices of the Class A common stock on the New York Stock Exchange for all trading days during the offer period is $11.00, cash in the amount of $33,000 (i.e., 4,000 shares x $11.00 x .075). If you exchange your eligible options for restricted stock units, you will not be able to sell any shares until January 15, 2005, when the first half of your Restricted Stock Unit Award will vest. At that time, if the price per share climbs to, for example, $15.00 per share, you could sell the vested portion of your award for $30,000 (i.e., 2,000 shares x $15), plus accrued dividends. If the price stays the same, you can sell the remaining half for an additional $30,000 on January 15, 2006.

•	If you chose to retain your options rather than exchange them for restricted stock units under this scenario, you will not have been able to exercise for any value because, at an exercise price of $17.00 or more, they will have remained “out of the money.” It is possible that the price of the Class A common stock will never rise above $17.00 during the life of the options (most of which will remain in effect for an additional six years from the date of this offer, approximately). If that happens, you will not be able to exercise and sell the underlying shares at a profit. However, if during the same two-year period used in the example above, the price per share of our Class A common stock climbs to $25 per share, rather than $15.00 per share, your unexercised options would be worth $192,000 (i.e., 24,000 x ($25.00 – $17.00)). Assuming the same facts, if you exchanged the options for restricted stock units at the offered six-to-one exchange ratio, and have not sold them, they would be worth only $100,000 (i.e., $25.00 x 4,000).

     The foregoing examples assume that, if you are an employee of the Company, you remain employed by the Company through the date of any vesting. In addition, none of the foregoing takes into account the tax effects of any of the transactions, which are described in Questions 33-36.

     Again, you should keep in mind that, if you choose to participate in this offer and receive restricted stock units, you will be exchanging stock options that generally are already vested for unvested restricted stock units.

     To illustrate the significance of the vesting component, consider the first example above in which the price of our Class A common stock rises to $15 per share. As explained above, without a vesting component, the Restricted Stock Unit Award yields more than the stock options. However, now assume that the stock price rises to $20 per share during the first year following the exchange, and then declines to $15 per share at the end of that first year and stays at $15 for the next year. Under those assumptions, you would have lost the opportunity to realize $72,000 for your stock options (assuming you exercised them and sold the stock at $20 per share), in exchange for a Restricted Stock Unit Award worth only $60,000 on the day it vests. Moreover, if you are an employee, in a scenario in which you terminate your employment with the Company prior to the time your Restricted Stock Unit Award vests in full, you will not realize any value from the unvested portion of the award, which you will forfeit.

     In evaluating this offer, you should keep in mind that the future performance of our Class A common stock will depend upon, among other factors, the future overall economic environment, the performance of the overall stock market and companies in our sector, the performance of our own business and the risks and uncertainties set forth in our filings with the Securities and Exchange Commission. We recommend that you read our Annual Report on Form 10-K for the fiscal year ended April 30, 2003, and our Quarterly Reports on Form 10-Q for the quarters ended July 25, 2003 and October 24, 2003, each of which has been filed with the Securities and Exchange

Commission and is available at www.corporate.wwe.com, as well as all other documents incorporated by reference in the Schedule TO.

Q13.	If I elect to exchange my eligible options pursuant to this offer, do I have to exchange all of my eligible options or can I just exchange some of them?

     You must exchange all of your eligible options for the Restricted Stock Unit Award or, if you are eligible, the cash payment.

Q14. Can I participate in this offer if my eligible options are not currently vested?

     Yes. Vested and unvested options are treated identically in the offer. As addressed more fully in Questions 8 and 12, Restricted Stock Unit Awards will be subject to vesting, even if the options tendered in exchange for the Award are already vested, and you should carefully consider the prospect of giving up any wholly or partially vested options for an unvested Restricted Stock Unit Award. If you are eligible and you elect to receive a cash payment, that payment will not be subject to any vesting requirement.

Q15.	If I choose to participate, what will happen to the options that I tender for exchange?

     Effective as of 11:59 P.M., Eastern Time, on the date the offer expires, we will cancel all of your eligible options that are accepted by the Company for exchange. You will no longer have any rights or obligations with respect to those options. (For more information, see Section 11 of Part II.)

Q16.	When will I receive my Restricted Stock Unit Award or cash if I elect to participate?

     If you elect to participate in the offer and to receive a Restricted Stock Unit Award, your Restricted Stock Unit Award will be granted to you, effective as of 12:01 A.M., Eastern Time, immediately following the expiration date (currently January 15, 2004), in exchange for your properly tendered options. Before receiving your restricted stock units, you will be required to execute a Restricted Stock Unit Award Agreement. We expect to distribute a Restricted Stock Unit Award Agreement to you for execution as soon as practicable after the expiration of the offer.

     You should note that receiving your Restricted Stock Unit Award does not mean that you will be entitled immediately to receive the underlying shares of Class A common stock. Rather, you will not become entitled to receive the shares of stock underlying your Restricted Stock Unit Award until the award vests (see Question 8).

     If you are eligible and elect to receive cash instead of restricted stock units, the payment will be made to you by check as soon as practicable after the end of the offer period.

Q17. Will stockholder approval of the offer be obtained?

     Yes. The Company will present this offer to its stockholders for a vote at or before the Company’s 2004 meeting of stockholders. In this regard, the Company has obtained an irrevocable commitment from Vincent K. McMahon, individually and as trustee of the Vincent K. McMahon Irrevocable Trust, and Linda E. McMahon that they will vote a sufficient number of their shares of Company Class B common stock in favor of the offer to assure its approval. As of the commencement of this offer, these persons held approximately 98% of the voting power of the Company’s capital stock.

Q18. Are there other conditions to the offer?

     The completion of the offer is subject to a number of conditions, including the conditions described in Section 8 of Part II of this document.

Background and Purpose of the Offer

Q19. Why is the Company conducting the offer?

     The two principal reasons that the Company makes equity awards to employees and independent contractors, including our performers, are to provide long-term compensation that offers incentives to our employees and independent contractors to create stockholder value and to retain the services of our employees and independent contractors. However, because our stock price generally has declined relative to its levels at the times the eligible options originally were granted, and because most of the eligible options are, and for some time have been, “out of the money,” we believe the eligible options no longer fully accomplish these objectives.

     In reviewing the various alternatives available to address this issue, the Board’s Compensation Committee decided to give eligible employees and independent contractors the choice either to keep their existing options or to realize a portion of their existing value through restricted stock units or, in some instances, cash. The Committee believes that restricted stock units will align these individual and stockholder interests better than “out of the money” options, and that providing our employees and independent contractors with the ability to choose a long-term compensation structure that may be better suited to their current risk preferences will help to further our stated compensation goals of retaining key personnel and growing stockholder value.

     With respect to persons with relatively small option holdings, the Compensation Committee chose to include the cash payment option. After giving effect to the exchange offer’s six-to-one exchange ratio (to the extent that holders of smaller option awards choose to participate in the offer), these already relatively small holdings would be reduced further, and we believe that, as a consequence, the incentive nature of the holdings would be modest. On the other hand, to the extent that such holders choose to participate in the exchange offer and elect to receive cash rather that Restricted Unit Awards, the aggregate cost to the Company of the offer will be lower, in light of the 25% discount applied to the cash option.

     Whether to participate in the offer is strictly your decision, and you should feel free to reject the offer for any reason if you so choose.

Q20.	Why did the Company choose to offer this exchange for restricted stock units instead of simply setting a new exercise price for eligible options and/or granting new options?

     The Board’s Compensation Committee considered a variety of alternatives to address the issue of lost equity value in its compensation program. It also retained a compensation consultant to provide it with independent advice in this regard. Ultimately, the Committee determined that some option holders could benefit from the opportunity to choose between what we believe is the more certain benefit associated with a Restricted Stock Unit Award (and, in some cases, the certain benefit of cash compensation), and the potentially more valuable, though less certain, benefit those holders may realize by retaining their stock options. Additionally, by exchanging stock options according to the terms of this offer, we will reduce the number of shares of stock subject to equity awards, thereby reducing potential dilution to our stockholders and freeing up additional shares for future equity awards.

Q21. How did you determine what we would receive in exchange for our options?

     We considered the potential benefits of a number of alternatives, as well as their related costs to the Company, and determined that the alternative reflected in this offer could provide value and incentives in a manner that we believe would further the interests of our stockholders. We realize that many would like an even more favorable program for employees and independent contractors, but we believe that this would be inconsistent with one of the principal goals of our equity compensation programs, which is to align the interests of our employees and independent contractors with those of our stockholders. Similar to our option holders, our stockholders have suffered significant declines in the value of their equity positions in our Company, and there is no way to compensate them for their losses other than through rebuilding the stock price. We believe this program provides our employees and independent contractors with incentives to accomplish this objective while keeping the cost to the Company of doing so at what we believe to be an acceptable level.

Q22.	I own 25,000 or more options with an exercise price equal to or greater than $17.00. Why can’t I elect to receive cash?

     Equity awards have been an important component of the Company’s compensation programs. We believe that Restricted Stock Unit Awards, as opposed to cash, offer a superior incentive to these individuals to achieve the objective of growing stockholder value over the long term. That being said, we believe that where the Restricted Stock Unit Award resulting from the exchange would be small, the incentive nature of the units would be modest. As a consequence, we believe that it is in the Company’s best interests to provide a cash option for such persons because, in light of the cash payment’s 25% discount, the cost to the Company of the offer will be smaller, without appreciably diluting the incentive effects of our equity compensation program.

Q23.	Why are there additional vesting requirements on the restricted stock units when I have already held many of my options through the required periods?

     Two of the principal purposes of our equity programs are to align the interests of our employees and independent contractors with those of our stockholders and to retain the services of our employees and independent contractors. With the exception of the individuals who would have relatively small holdings after the exchange, who are being offered the cash option, we believe that anything shorter than a two-year vesting period would not adequately allow the Company to further these objectives. You should carefully consider the risks of exchanging vested options for unvested restricted stock units.

Q24. Does this program have a cost to the Company?

     Yes. Unlike option grants, which historically have had no impact on the Company’s earnings, restricted stock units carry with them a significant expense. As a result of this offer, we expect to incur an aggregate charge over two years of up to $6.2 million (depending on the level of participation and the number of eligible participants electing to receive cash, and subject to reduction on forfeiture). The calculation of the charge assumes, among other things, a Class A common stock price of $12.00 per share on the date of the grant.

Q25.	Will there be additional equity grants in the future?

     Our Compensation Committee periodically evaluates our compensation programs. At this time, the Committee believes that equity compensation forms an important component of our compensation programs. Future equity awards to eligible employees and independent contractors such as our performers will be evaluated periodically, in a manner consistent with historical practices, subject to the discretion of our Board of Directors.

Q26. Is it likely that a similar offer to this one will be made in the future?

     While the Compensation Committee of the Board evaluates the Company’s compensation programs periodically, it has no current intention to make any similar offer in the future. You should make your decision on the assumption that, if you do not surrender your eligible options in accordance with the terms of this offer (including deadlines stated in the offering materials), you will not have another similar opportunity.

Duration of the Offer

Q27. How long will this offer remain open?

     This offer begins on December 16, 2003 and is scheduled to remain open until 11:59 P.M., Eastern Time, on January 15, 2004 (or, if we extend the offer period, a later date we will specify). We have no current plans to extend the offer beyond January 15, 2004. However, if we do extend the offer, we will announce the extension no later than 9:00 A.M., Eastern Time, on January 15, 2004.

Q28.	If the offer is extended, how does the extension affect the date on which my Restricted Stock Unit Award will be granted or (if I am eligible) my cash payment is made?

     If we extend the offer and you participate in it, effective as of 12:01 a.m., Eastern Time, on the date immediately following the date that the offer expires, your options will be cancelled and your Restricted Stock Unit Award will be granted (or, if you are eligible and so elect, instead of a Restricted Stock Unit Award, your cash payment will be made as soon as practicable).

How to Elect to Participate in the Offer

Q29. What do I need to do in order to participate in the offer?

     To participate, you must complete and sign the Letter of Transmittal and deliver it to the Company by fax to (203) 328-2510 or by mail to Human Resources Department, 1241 East Main Street, Stamford, Connecticut 06902 Attn: Stock Option Exchange Program. The Company also will have drop boxes located in the Human Resources Departments at 1241 East Main Street, Stamford, Connecticut 06902 and at TV Production, 120 Hamilton Avenue, Stamford, Connecticut 06902, in which your Letter of Transmittal may be deposited. We must receive your Letter of Transmittal by 11:59 P.M., Eastern Time, on January 15, 2004 (or, if we extend the offer period, a later date we will specify), or it will not be given effect. (For more information, see Sections 3 and 5 of Part II.)

Q30. What will happen if I do not turn in an executed Letter of Transmittal by the deadline?

     You will not participate in the option exchange, and all eligible options you currently hold will remain outstanding and subject to their original exercise price and original terms. (For more information, see Section 3 of Part II.)

Q31. What if I don’t want to accept this offer?

     You don’t have to. This offer is completely voluntary, and there are no penalties for electing not to participate in the offer. If you do not elect to participate, your outstanding options will remain outstanding under the terms and conditions under which they were granted. To elect not to participate, you do not need to contact the Company and should not submit a Letter of Transmittal.

Q32. Can I change my election?

     Yes. You may withdraw your election to exchange options by delivering to the Company (at the address noted in Question 29) an Election Withdrawal Notice at any time before the expiration of the offer. Once you have withdrawn your election to exchange options, you may re-elect to exchange options only by again following the election procedure described in Question 30. (For more information, see Sections 4 and 5 of Part II.)

U.S. Federal Income Tax Considerations

Q33. Will I have to pay U.S. federal income taxes at the time of the exchange if I participate in the offer?

     We believe that you will incur no immediate U.S. federal income tax consequences if you either elect to retain your eligible options or elect to receive a Restricted Stock Unit Award. However, see the responses to Questions 34 and 35 for the federal income tax consequences of your receipt of a Restricted Stock Unit Award or your receipt of cash.

Q34.	What are the U.S. federal income and withholding tax consequences of the vesting and delivery of shares underlying a Restricted Stock Unit Award?

     At the time your Restricted Stock Unit Award vests, you will recognize ordinary income (like salary or bonuses) in an amount equal to the fair market value of the underlying shares. We will determine the fair market value of the shares based on the closing price of our Class A common stock as reported on the New York Stock Exchange on the applicable vesting date, or if such closing price is not reported on such date, on the next day it is reported. The ordinary income resulting from the vesting of the Restricted Stock Unit Award and delivery of the underlying shares will be reflected in the Form W-2, in the case of employees, or Form 1099-MISC in the case of independent contractors, reported to the Internal Revenue Service for the year in which the vesting and delivery occur. If you are an employee, at the time that you recognize ordinary income, you will have an income and payroll withholding tax obligation with respect to that income, much like the obligation that arises when we pay you salary or a bonus. Accordingly, if you are an employee, the Company may, at your direction, withhold a portion of the shares otherwise distributable to you to satisfy your withholding tax obligation. (For more information, see Section 6 of Part II). If you are an independent contractor, you will have the income tax consequences described above, but we will not withhold any portion of the shares otherwise distributable to you. Instead, if you are an independent contractor, you will be responsible for remitting all applicable income and self-employment taxes. In either case, you may defer the vesting and delivery of your restricted stock units, and the related tax impact, as provided in Question 9.

     Your tax basis in the underlying shares will be equal to the fair market value on the date of vesting (that is, equal to the amount of ordinary income you recognize), and the capital gains holding period with respect to the Class A common stock will commence upon the day following delivery of the shares. Your subsequent disposition of the stock will ordinarily result in a capital gain or loss in an amount equal to the difference between your amount realized on the disposition and your tax basis in the shares that are disposed of. If you dispose of shares of Class A common stock after you have held the shares for more than one year, such capital gain or loss will be long-term capital gain or loss. Long-term capital gains recognized by individuals are subject to a more favorable rate of tax (currently, a maximum rate of 15%) than ordinary income. There are limitations imposed on the ability of individuals to deduct capital losses against their ordinary income. Generally, we will be entitled to a tax deduction equal to any amount recognized as ordinary income by you with respect to your Restricted Stock Unit Award.

Q35.	I hold fewer than 25,000 eligible options. What are the U.S. federal income and withholding tax consequences if I participate in the exchange and elect to receive cash instead of restricted stock units?

     The amount of the cash payment made to you will be recognized as ordinary income by you (like salary or bonus) at the time that the payment is made. The payment will be made as soon as practicable following the close of the offer period. This ordinary income will be reflected in the appropriate Form W-2, in the case of employees, or Form 1099-MISC, in the case of independent contractors, reported to the Internal Revenue Service, which we expect to be the Form W-2 for the year 2004. If you are an employee, at the time you recognize ordinary income, you will have an income and payroll withholding tax obligation with respect to that income, much like the obligation that arises when we pay you salary or a bonus, and the Company will, accordingly, withhold a portion of the payment otherwise distributable to you to satisfy your withholding tax obligation. If you are an independent contractor, you will have the income tax consequences described above, but we will not withhold any portion of the payment to you. Instead, if you are an independent contractor, you will be responsible for remitting all applicable income and self-employment taxes.

Q36. Are there any other tax consequences to which I may be subject?

     Depending on where you live, there may be additional state or local tax imposed on your exchange. In addition, residents of countries other than the United States may be subject to the tax laws of those countries, which may be different from those of the United States. You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this offer.

How to Get More Information

Q37. What should I do if I have additional questions about this offer?

     If you have any other questions about this offer, you may email them to stockoptions@wwecorp.com, or you may call Nicole Zussman at (203)353-5016 or Melinda Hightower at (203)406-3602. The Company will attempt to respond to all questions either at the question and answer sessions organized by the Human Resources Department or otherwise.

II
THE OFFER

1.     General Terms; Purpose

     General Terms Used in Offer. For purposes of this document and other materials that relate to this offer, the following terms have the following meanings.

         “Company,” “we,” “us” and “our” refer to World Wrestling Entertainment, Inc.

         “Eligible employees” means all employees of the Company who participate in the Plan and are actively employed on the date the offer expires.

         “Eligible Independent Contractors” means all independent contractors of the Company who participate in the Plan.

         “Eligible options” are all options, whether or not currently vested, to purchase shares of our Class A common stock that were granted under the Company’s 1999 Long-Term Incentive Plan (the “Plan”) with an exercise price equal to, or greater than, $17.00 per share and which are held by eligible employees or eligible independent contractors. As of December 16, 2003, there were 4,168,250 eligible options outstanding under the Plan.

         “Restricted Stock Unit Award” is defined in Section 2.

         “The date the offer expires” means January 15, 2004, or, if we extend the offer period, a later date we will specify.

     Purpose of Offer. The Compensation Committee of the Board believes that equity compensation forms an important component of our compensation programs. The two principal purposes of our equity compensation program are to provide long-term compensation that offers incentives to our employees and independent contractors to create stockholder value and to retain the services of our employees and independent contractors. However, because our stock price generally has declined relative to its levels at the times the eligible options originally were granted, and because most of the eligible options are, and for some time have been, “out of the money,” we believe the eligible options no longer fully accomplish these objectives. (For more information about “in the money” and “out of the money” options, see Question 4 of the Summary provided in Part I of this document.)

     In reviewing the various alternatives available to address this issue, the Board’s Compensation Committee decided to give eligible employees and independent contractors the choice either to keep their existing options or to realize a portion of their existing value through restricted stock units or, in some instances, cash. The Committee believes that restricted stock units will align individual and stockholder interests better than “out of the money” options, and that providing these individuals with the ability to choose a long-term compensation structure that may be better suited to their current risk preferences will help to further our stated compensation goals of retaining key personnel and growing stockholder value. With respect to persons with relatively small option holdings, the Compensation Committee chose to include the cash payment option. After giving effect to the exchange offer’s one-for-six exchange ratio (to the extent that the holders of smaller awards choose to participate in the offer), these already relatively small holdings would be further reduced, and we believe that, as a consequence, the incentive nature of the holdings would be modest. On the other hand, to the extent that such holders choose to participate in the exchange offer and elect to receive cash rather that Restricted Unit Awards, the aggregate cost to the Company of the offer will be lower, in light of the 25% discount applied to the cash option. Additionally, by exchanging stock options according to the terms of this offer, we will reduce the number of shares of stock subject to equity awards, thereby reducing potential dilution to our stockholders and freeing up additional shares for future equity awards.

2.     Source and Amount of Consideration; Terms of Restricted Stock Unit Awards

     Consideration. Any eligible employee or eligible independent contractor whose eligible options are accepted for exchange will be granted a “Restricted Stock Unit Award,” or (if the participant is eligible and so elects) cash, as soon as practicable after the offer expires. If you elect to exchange eligible options for a Restricted Stock Unit Award, we will maintain an account on your behalf credited with a certain number of restricted stock units (based on the six-for-one offered exchange ratio), each of which upon vesting will be converted into one share of our Class A common stock. Thus, if you are granted 1,000 restricted stock units under the Restricted Stock Unit Award, you will receive 1,000 shares of our Class A common stock when the restricted stock units vest, subject to certain tax withholding obligations described in Section 6 and subject to your ability to defer vesting as described in “Deferral” below. If you receive cash, it will be payable as soon as practicable, net of applicable withholding taxes in the case of our employees, after the close of the offer period, and such cash payment will not be subject to any vesting schedule.

     You should note that all restricted stock units and accrued dividends (as otherwise described herein) are merely bookkeeping entries, so that no actual shares of Class A common stock are issued when the restricted stock unit or dividend unit is granted, and no actual cash is funded when dividends accrue in respect of restricted stock units. The value of the restricted stock units fluctuates over time based on the changes in the trading value of our stock price.

     If you elect to participate in the offer and to receive a Restricted Stock Unit Award in exchange for your eligible options, you will receive one restricted stock unit for every six eligible options that you tender for exchange, rounded up or down to the nearest whole number of restricted stock units. If you choose to participate in the offer, you must tender all of your eligible options. No fractional restricted stock units will be awarded. Your aggregate number of eligible options for purposes of the offer is reflected in the Letter of Transmittal.

     The Company has valued your eligible options using the Black-Scholes option valuation methodology. “Black-Scholes” is a widely-used method for valuing stock options and uses the following factors: (i) stock price, (ii) the exercise price of the option, (iii) the current risk-free interest rate, (iv) the volatility of the relevant stock price, (v) the expected dividend yield of the stock, and (vi) the expected life of the option. Some of these factors are objectively determinable, while others, such as appropriate volatility measures, require some judgment. For purposes of this calculation, the Company has used the following measures:

•	Stock price: the closing stock price of our Class A common stock on December 12, 2003, or $12.54 per share.

•	Exercise price: $17.00 per share.

•	Risk-free interest rate: 3.90%

•	Volatility: 39.87%

•	Dividend yield: 0.42%

•	Expected life of option: 6 years

     Some of these values are different from those the Company is required to use in valuing Company options for financial accounting purposes. In any event, the offered six-for-one exchange ratio was determined by our Board of Directors and represents, by design, a significant discount from the value of the eligible options, as determined using the Black-Scholes option valuation method. Thus, the aggregate value of the restricted stock units or, if you are eligible, the cash payment, that you will receive if you elect to participate in the offer will be significantly lower than the aggregate Black-Scholes value of the eligible options. Because option valuation is inherently speculative and imprecise, in addition to considering the relationship between the value of your options and the value of any Restricted Stock Unit Award or cash payment that you would receive pursuant to this offer, you also should consider the other matters discussed or referenced in this Offer to Exchange as part of your overall determination of whether or not to participate in the exchange.

     If you are eligible and elect to receive cash, the payment to you will equal 75% of the aggregate value of the restricted stock units you would have received, with such restricted stock units being valued, solely for these purposes, in an amount equal to the average of the per share closing prices of the Class A common stock on the New York Stock Exchange for all trading days during the offer period. We cannot assure you that the valuation of the restricted stock units for these purposes bears any relation to the value that you might receive for the restricted stock units that would be awarded to you in this offer if you choose to receive a Restricted Stock Unit Award, if and when they vest. The 25% discount applicable to the cash payment is intended to reflect that the cash payment (x) has certainty, because it will be immediately payable and not subject to future fluctuations in the market value of our stock; and (y) is not subject to any vesting schedule. However, while the discount is intended to reflect these factors, the actual 25% figure was not chosen empirically, and we cannot assure you that the level of discounting is appropriate or will approximate in any way the difference between the actual economic outcomes of choosing the cash payment versus choosing to receive restricted stock units. The Company has adequate cash on hand from which to make cash payments for all possible such elections without the need of other sources of funds.

     Vesting; Forfeiture. Your Restricted Stock Unit Award will vest 50% of the first anniversary and 50% on the second anniversary of the grant date. Thus, even if your eligible options are fully or partially vested prior to their cancellation, any Restricted Stock Unit Award you receive pursuant to this offer will be subject to this new vesting schedule, and no portion of that Restricted Stock Unit Award will be immediately vested. You should carefully consider the prospect of giving up any fully or partially vested options for an unvested Restricted Stock Unit Award.

     If you are an employee of the Company and you choose to tender your existing options for a Restricted Stock Unit Award, you will forfeit your unvested restricted stock units upon termination of your employment, except under certain specific circumstances. Specifically, in the event of the termination of your employment by the Company, as a result of certain changes to your status following a “Change in Control” (as defined in the Plan), then all of your restricted stock units will vest. In addition, in the event of the termination of your employment:

•	by reason of your death or disability (as determined by the Company’s Compensation Committee, in its sole discretion); or

•	by the Company involuntarily other than for “cause” (as determined by the Company’s Compensation Committee in its sole discretion),

you will be vested in 1/24 of your Restricted Stock Unit Award for each successive full 30-day period that has elapsed between the date of grant and the date your employment by the Company is terminated. By way of example, and not limitation, of the foregoing, if your employment is involuntarily terminated by the Company without “Cause” fifteen full months after the date of grant, you will be vested in:

•	50% of the restricted stock units comprising your Restricted Stock Unit Award, which will have vested on the first anniversary of the date of grant, before your employment was terminated; and

•	an additional 3/24 (12.5%) of your Restricted Stock Unit Award for the three additional months during which you were employed by the Company.

     If you are an independent contractor and you choose to tender your existing options for a Restricted Stock Unit Award, your Restricted Stock Unit Award will be subject to the two-year vesting schedule described above, but your unvested restricted stock units will not be subject to forfeiture if you cease to actively provide services to the Company before your Restricted Stock Unit Award is fully vested.

     If you currently hold fewer than 25,000 eligible options and elect to participate in the offer and receive the discounted cash payment instead of a Restricted Stock Unit Award, you will be entitled to receive the full cash payment upon closing of the offer.

     Stockholder Approval. The Company will present this offer to its stockholders for a vote at or before the Company’s 2004 meeting of stockholders, which we currently expect will be held in September 2004. In this regard, the Company has obtained an irrevocable commitment from Vincent K. McMahon, individually and as trustee of the Vincent K. McMahon Irrevocable Trust, and Linda E. McMahon that they will vote a sufficient number of shares of Company Class B common stock in favor of the offer to assure its approval. As of the commencement of this offer, they held approximately 98% of the voting power of the Company’s capital stock.

     Governing Documents. Each Restricted Stock Unit Award will be subject to the terms and conditions of the Plan and a Restricted Stock Unit Award Agreement, a form of which is included as an exhibit to our Schedule TO filed with the SEC. Shortly after the expiration of the offer, you will be required to execute a Restricted Stock Unit Award Agreement within a specified time period. If you fail to provide the Company with a properly executed Restricted Stock Unit Award Agreement within such specified time period, you will not be entitled to receive any restricted stock units pursuant to this offer.

     Note that, if you are an employee resident outside of the United States, additional terms and conditions may be applicable to your Restricted Stock Unit Award. The granting of Restricted Stock Unit Awards pursuant to this offer will not create any contractual or other right to receive any future awards, options or other benefits from the Company or any of its affiliates or otherwise to continued employment or status as an independent contractor with the Company.

     Restrictions. Each Restricted Stock Unit Award will be subject to restrictions until the award has vested and the underlying shares of Class A common stock are delivered. These restrictions include prohibitions against any sale, transfer, pledge or assignment. The Restricted Stock Unit Award will not entitle you to vote or receive notice of meetings or proxy materials. You will not have voting and other stockholder rights with respect to the shares of our Class A common stock underlying your Restricted Stock Unit Award until after the shares actually have been issued to you.

     Dividend Units. Historically, the Company has paid quarterly cash dividends in the amount of $0.04 per share of common stock. If the Company pays cash dividends on its Class A common stock prior to the vesting of your Restricted Stock Unit Award, the Company will credit your account with dividend units in respect of any portion of your Restricted Stock Unit Award that is unvested. A “dividend unit” is a credit of additional restricted stock units to your restricted stock unit account equal to the amount of any dividends paid on a share of Class A common stock, multiplied by the number of such shares of Class A common stock then underlying the unvested portion of the Restricted Stock Unit Award, then divided by the closing price of our Class A common stock on the date that the dividend is paid, rounding down to the nearest whole number, with any remaining amounts accrued to your restricted stock unit account as cash. No fractional units will be credited. Dividend units also are entitled to be credited with additional dividend units for subsequent dividends. These dividend units will be paid to you in the form of additional stock when the shares to which the dividend units relate are issued to you. While not now contemplated, any other distributions or non-cash dividends also will be accrued to your account. You should note that, while it has no current contemplation to do so, the Company reserves the right to change its dividend policy in the discretion of its Board of Directors. You also should note that your restricted stock unit accounts are merely bookkeeping entries, and no actual Class A common stock, cash or other property is funded when dividends accrue in respect of restricted stock units or dividend units.

     Delivery. Subject to any deferral pursuant to a deferred issuance election by you, shares of Class A common stock underlying the Restricted Stock Unit Award will be deliverable to you as soon as practicable after they vest, less (in the case of our employees) any shares which are withheld to satisfy tax withholding obligations. For more details on withholding, see Section 6.

     Deferral. You may defer the vesting and delivery of your Restricted Stock Units, and the related tax impact, by delivering, by March 31, 2004, a completed and executed deferral election in the form attached to the Restricted Stock Unit Award Agreement. Such deferral may not extend beyond the date of the termination of your services to the Company and is irrevocable once made. However, if it is later determined that you will be taxed on your Restricted Stock Units prior to the deferred delivery date, whether due to changes in the tax law or for any other reason, your deferral election will be revoked automatically and you will be treated as though you had never made a deferral election.

     Stock Certificates. When your Restricted Stock Unit Award vests, the underlying shares of Class A common stock will be distributed to you either by electronic deposit into a book entry account or other means, in the Company’s discretion, less any shares withheld by us to satisfy withholding tax obligations.

     Registration of Shares/Trading Restrictions. All shares of our Class A common stock underlying Restricted Stock Unit Awards issuable in connection with this offer have been registered under the Securities Act of 1933, as amended, on a registration statement on Form S-8 filed with the SEC.

     Accordingly, unless you are considered an “affiliate” of the Company, upon vesting and delivery of the shares, you will be able to sell your shares underlying the Restricted Stock Unit Award free of any transfer restrictions under applicable securities laws, so long as the sales are permitted by applicable corporate policies including, without limitation, those prohibiting insider trading. Our executive officers are also subject to the restrictions of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the short-swing trading profits forfeiture provisions of that Section.

     IMPORTANT NOTE: The statements in this document concerning the Plan, the eligible options and the Restricted Stock Unit Awards are summaries of the material terms but are not a complete description of the Plan, the eligible options or the Restricted Stock Unit Awards. The Plan and the form of Restricted Stock Unit Award Agreement have been filed as exhibits to our Tender Offer Statement on Schedule TO filed with the SEC (to which this document is also an exhibit). See Section 16 for additional information on the Schedule TO.

     Please contact our Human Resources Department, Attention: Melinda Hightower to receive a copy of the Plan or the Plan’s prospectus, which we will promptly furnish to you at our expense. You may also obtain a copy of these documents via the Company’s intranet.

3. Procedures for Electing to Exchange Eligible Options; Acceptance for Exchange

     Making an Election to Exchange. To elect to exchange your eligible options either for restricted stock units or, if eligible, cash pursuant to this offer, you must properly complete, duly execute and deliver to us the Letter of Transmittal in accordance with this Section and Section 5. Unless we request it, you do not need to return your stock option agreement(s) evidencing your eligible options to accept the offer, as they will be automatically cancelled as of the date the offer expires if we accept your eligible options for exchange. If we do not actually receive your properly completed election form by the expiration of the offer, you will not participate in the option exchange, and all eligible options you currently hold will remain outstanding according to their original exercise price and terms.

     Making an Election Not to Exchange. If you do not want to participate in the offer, you need not do anything. The effect of your inaction will be that your current eligible options will remain outstanding under the terms and conditions under which they were granted, including their current exercise prices.

     Acceptance for Exchange. For purposes of this offer, we will be deemed to have accepted eligible options that are validly tendered and not properly withdrawn (see Section 4 below) if and when we give a written notice to holders of eligible options of our acceptance of such options promptly following the expiration of the offer. Subject to our rights, described in Section 7, to terminate the offer, we currently expect that we will accept promptly after the expiration of the offer all eligible options properly elected to be exchanged, and not validly withdrawn.

4. Withdrawal Rights

     You may withdraw your election to exchange eligible options only if you comply with the provisions of this Section 4.

     To validly withdraw your election, you must deliver to us a completed and signed Election Withdrawal Notice (enclosed with these offering materials), in accordance with the terms set forth in this Section and Section 5, at any time prior to the expiration of the offer. Additionally, if your options have not been accepted for exchange by February 28, 2004, you will have the right to withdraw them.

     An option holder who elects to withdraw his or her eligible options previously tendered for exchange must sign the notice of withdrawal exactly as his or her name appears on the Letter of Transmittal. You may not rescind any Election Withdrawal Notice properly submitted to the Company, and any options you withdraw will thereafter be deemed not properly tendered for exchange for purposes of the offer. However, prior to the expiration of the offer, you may submit another Letter of Transmittal to re-elect to exchange all of your eligible options by following the procedures described in Sections 3 and 5, in which case your Election Withdrawal Notice will be deemed void.

5. Instructions for Submitting Documents in Connection with Offer

     Unless specifically provided otherwise in an official Company communication, all documents required to be submitted to the Company in connection with this offer must be delivered to the Company by fax to (203) 328-2510 or by mail to the Human Resources Department, World Wrestling Entertainment, Inc., 1241 East Main Street, Stamford, Connecticut 06902, Attn: Stock Option Exchange Program. The Company also will have drop boxes, located in the Human Resources Departments at 1241 East Main Street, Stamford, Connecticut 06902 and TV Production, 120 Hamilton Avenue, Stamford, Connecticut 06902, in which your Letter of Transmittal, notice or other communication may be deposited. Any of such documents must be received by the Company by 11:59 P.M., Eastern Time, on January 15, 2004 unless we, in our discretion, extend the offer.

     The method of delivery of all documents, including the Letter of Transmittal and any other required documents, is at the election and risk of the electing option holder. You should allow sufficient time to ensure timely delivery. Delivery of any particular documents will be deemed made when it actually is received by us.

     We reserve the right to —

•	make all determinations regarding the validity, form, eligibility, including time of receipt, and acceptance of any election to exchange eligible options or withdrawal notice;

•	reject any or all eligible options tendered or elections to exchange such options to the extent that we determine that they were not properly effected or that it is unlawful to accept the eligible options for exchange;

•	waive any defect or irregularity in any election with respect to any particular eligible options or any particular option holder.

     Neither the Company nor any other person is obligated to give notice of any defects or irregularities in any required document submitted to the Company, nor will anyone incur any liability for failure to give any such notice. Our determinations in respect of these matters will be final and binding on all parties.

     Your election to exchange options through the procedure described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance of your eligible options will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

6. Material U.S. Federal Income Tax Consequences

     Important Notice. The description set forth in this Section 6 is only a general summary of the material federal income tax consequences of the offer to U.S. citizens and residents. This summary does not discuss all the federal income tax consequences that may be relevant to you in light of your particular circumstances and is not intended to be applicable in all respects to all categories of eligible employees. For instance, this summary does not address taxes that may be due upon the subsequent sale of shares of our Class A common stock that an eligible employee receives when his or her Restricted Stock Unit Award vests or in connection with dividends paid with respect to such shares or upon your death. We recommend that you consult your own tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this offer.

     General U.S. Federal Income Tax Consequences. We believe that you will not be subject to current U.S. federal income taxation if you elect to keep your eligible options. We do not believe that there will be any immediate U.S. federal income tax consequences of receiving the Restricted Stock Unit Award in exchange for your eligible options if you are a U.S. taxpayer or resident. When the Restricted Stock Unit Award vests, the underlying shares of our Class A common stock will be delivered to you subject to applicable withholdings (which we describe below). You will recognize ordinary income equal to the fair market value of the shares that become vested. We will determine the fair market value of the shares based on the closing price of our Class A common stock as reported on the New York Stock Exchange on the applicable vesting date, or if not reported on such date, on the next day such closing price is reported. You will be able to defer the vesting date, and related tax recognition, of your Restricted Stock Unit award. Such deferral must be in accordance with the deferral agreement attached to the Restricted Stock Unit Award Agreement completed, executed and delivered on or prior to March 31, 2004. Such deferral will be irrevocable once made.

     Your tax basis in the underlying shares will be equal to the fair market value on the date of vesting (that is, equal to the amount of ordinary income you recognize), and the capital gains holding period with respect to the Class A common stock will commence upon the day following delivery of the shares. Your subsequent disposition of the stock will ordinarily result in a capital gain or loss in an amount equal to the difference between your amount realized on the disposition and your tax basis in the shares that are disposed of. If you dispose of shares of Class A common stock after you have held the shares for more than one year, such capital gain or loss will be long-term capital gain or loss. Long-term capital gains recognized by individuals are subject to a more favorable rate of tax (currently, a maximum rate of 15%) than ordinary income. There are limitations imposed on the ability of individuals to deduct capital losses against their ordinary income. Generally, we will be entitled to a tax deduction equal to any amount recognized as ordinary income by you with respect to your Restricted Stock Unit Award.

     If you are eligible and elect to receive the cash payment instead of restricted stock units, you will recognize ordinary income equal to the gross payment, before reduction for applicable withholdings. We generally will be entitled to a tax deduction equal to the amount of ordinary income recognized by you.

     Tax Consequences Upon Forfeiture. If you forfeit your Restricted Stock Unit Award, neither you nor we will recognize a loss for federal income tax purposes.

     Withholding Taxes. If you are an employee, at the time you recognize ordinary income on the vesting of your Restricted Stock Unit Award or, if you are eligible and so elect, when the Company makes the cash payment to you, you will have an income and payroll withholding tax obligation with respect to that income, much like the obligation that arises when we pay you your salary or a bonus. The ordinary income resulting from the vesting of the Restricted Stock Unit Award and delivery of the underlying shares or the cash payment, as the case may be, will be reflected in the Form W-2 reported to the Internal Revenue Service. We will, at your direction, withhold a portion of the underlying shares otherwise distributable to you to satisfy your withholding tax obligation, or if you are eligible and elect to receive the cash payment, we will withhold a portion of the cash payment to satisfy your withholding tax obligation. If you are in independent contractor, we will not withhold applicable income or employment taxes from your Restricted Stock Unit Award or, if applicable, cash received. Instead, you will be responsible for remitting all applicable income and employment taxes with respect to this income. This income will be reported to you and to the Internal Revenue Service on Form 1099-MISC.

7. Termination; Amendment; Extension of Offer

     We expressly reserve the right, in our reasonable judgment, prior to the expiration of the offer, to terminate the offer upon the occurrence of any of the conditions specified in Section 8. Subject to compliance with applicable law, we further reserve the right, in our discretion, to amend the offer in any respect, including, without limitation, by decreasing or increasing the Restricted Stock Unit Award or cash payment offered to eligible employees and eligible independent contractors in the program or by decreasing or increasing the number of eligible options being sought in the offer.

     We also expressly reserve the right, in our discretion, at any time and from time to time, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any eligible options. Any such extension will be announced no later than 9:00 A.M., Eastern Time, on the next business day after the last previously scheduled or announced time for expiration of the offer. If we decrease or increase the Restricted Stock Unit Award or cash payment offered to eligible employees or decrease or increase the number of eligible options being sought in the offer, we will notify you of such action, and we will extend the offer for a period of no fewer than ten business days after the date of such notice, if the offer would otherwise expire during that period.

     In the event of any termination, amendment or extension of this offer, we will provide oral, written or electronic notice to all holders of eligible options.

8. Conditions for Completion of the Offer

     Notwithstanding any other provision of the offer, we will not be required to accept any eligible options that you tender for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any eligible options that you elect to exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if we determine that, at any time on or after the commencement of the offer and prior to the expiration of the offer, any of the following events has occurred:

•	Any action, proceeding or litigation has been threatened or commenced that seeks to enjoin, make illegal or delay completion of the offer or otherwise relates, in any manner, to the offer;

•	Any order, stay or judgment is issued by any court or governmental, regulatory or administrative agency, or any statute, rule or regulation is proposed, promulgated, enacted or deemed to be applicable to the offer, any of which might, in our reasonable judgment, restrict or prohibit completion of the offer or materially impair the contemplated benefits of the offer to us; or

•	There has occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

•	any material increase or decrease in the market price of the shares of our Class A common stock; or

•	any increase or decrease in either the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% from the date of commencement of the offer; or

•	Any change occurs in the business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership of the Company that, in our reasonable judgment, is or may be material to the Company.

     The conditions to the offer are for our benefit. We may assert one or more of them in our discretion regardless of the circumstances giving rise to them prior to the expiration of the offer. We may waive one or more of them, in whole or in part, at any time and from time to time prior to the expiration of the offer, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 8 will be final, conclusive and binding upon all eligible employees.

9. Price Range of Class A Common Stock Underlying Eligible Options and Restricted Stock Unit Awards

     The eligible options to be exchanged pursuant to this offer are not publicly traded. However, upon exercise of an eligible option that we granted under the Plan, you would become an owner of our Class A common stock, which is currently traded on the New York Stock Exchange. Eligible employees and independent contractors who elect to participate in this offer will receive Restricted Stock Unit Awards and be entitled to receive a designated number of shares of our Class A common stock (based on the number of restricted stock units awarded) when the award vests, or if they are eligible and so elect, will be entitled to a cash payment tied to the value of our Class A common stock. Therefore, prior to deciding whether to exchange your eligible options pursuant to this offer for a Restricted Stock Award or, if you are eligible, a cash payment, you may want to obtain (and we recommend that you obtain) market quotations for our Class A common stock. Our Class A common stock trades on the New York Stock Exchange under the symbol “WWE.”

     For your convenience, the following table presents the high and low sales prices per share of our Class A common stock for the periods indicated as reported by the New York Stock Exchange:

	Class A Common Stock

Quarter Ended	High ($)	Low ($)

Fiscal Year 2004
First Quarter	11.07	8.86
Second Quarter	11.00	9.10
Fiscal Year 2003
First Quarter	15.30	8.49
Second Quarter	10.40	6.76
Third Quarter	9.02	7.53
Fourth Quarter	9.20	7.43
Fiscal Year 2002
First Quarter	15.50	12.00
Second Quarter	13.20	10.33
Third Quarter	14.25	10.67
Fourth Quarter	15.85	12.85

     The last reported sale price of our Class A common stock as reported by the New York Stock Exchange on December 12, 2003 was $12.54 per share.

10. Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options

     A list of our directors and executive officers is attached to this offer as Schedule A and is hereby incorporated by reference. As of December 10, 2003, our directors and executive officers (17 persons) as a group held options to purchase an aggregate of 1,578,300 shares of our Class A common stock, 800,000 of which were eligible options. None of our directors, whether or not also executive officers, have any eligible options. We do not know whether any executive officer whose options are eligible to be exchanged intends to exchange his or her options.

     The following table sets forth the directors and executive officers of the Company, their positions and offices and their beneficial ownership of eligible options outstanding as of December 10, 2003:

		Number of Eligible
		Options to Purchase	Percentage of
Name of Beneficial		Class A Common	Total Eligible
Owner	Title	Stock	Options Outstanding

Vincent K. McMahon	Chairman and Director	0	0
Linda E. McMahon	Chief Executive Officer and Director	0	0
Philip B. Livingston	Director and Chief Financial Officer	0	0
Lowell P. Weicker, Jr.	Director	0	0
David Kenin	Director	0	0
Joseph Perkins	Director	0	0
Michael B. Solomon	Director	0	0
Robert A. Bowman	Director	0	0
Edward S. Cohen	EVP, Event Booking & Live Events	100,000	2.40
Kevin Dunn	EVP, Television Production	140,000	3.36
Donna Goldsmith	SVP, Consumer Products	25,000	0.60
Edward L. Kaufman	EVP, General Counsel and Secretary	50,000	1.20
Shane B. McMahon	EVP, Global Media	150,000	3.60
James W. Ross	EVP, Talent Relations	100,000	2.40
James A. Rothschild	SVP, North American Sales	110,000	2.64
Kurt Schneider	EVP, Marketing	0	0
Frank G. Serpe	SVP, Finance & CAO	125,000	3.00
	Directors and Officers as a group (17 persons):	800,000	19.19
	Total Eligible Options Outstanding:	4,168,250	100.00

     Neither we nor, to the best of our knowledge, any of our directors or executive officers has effected any transactions relating to eligible options during the sixty (60) days prior to December 10, 2003.

     For information regarding the amount of our securities beneficially owned by our executive officers and directors as of July 15, 2003 and any agreement, arrangement or understanding between the Company and any other person with respect to the Company’s Class A common stock, you may review our definitive proxy statement for our 2003 annual meeting of stockholders, filed with the SEC on July 31, 2003. A copy of our proxy statement can be found on the SEC’s web site at http://www.sec.gov and on our web site at http://www.corporate.wwe.com.

11. Status of Eligible Options Acquired by the Company in the Offer; Accounting Consequences of the Offer

     Eligible options that we acquire through the offer will be cancelled by the Company, and Restricted Stock Unit Awards will be granted, effective as of 12:01 A.M., Eastern Time, on the day after the offer expires. The shares of Class A common stock that could have otherwise been purchased under the cancelled eligible options will be returned to the pool of shares available under the Plan for grants of new awards without further stockholder action, except as required by applicable law or New York Stock Exchange rules or any other securities quotation system or any stock exchange on which our Class A common stock is then quoted or listed.

     We will record a compensation expense in connection with the Restricted Stock Unit Awards equal to the value of the restricted stock units granted, and this expense will be recognized over the appropriate vesting periods. We will record a compensation expense equal to any cash payment made, and this expense will be recognized on the date made. If all eligible options are tendered, this expense will be approximately $6.2 million, excluding the impact of forfeitures and assuming that no one elects to receive a cash payment. With respect to the eligible options, variable accounting will commence upon commencement of the offer, and will continue with respect to each option until it is cancelled in the offer, or, if retained, until it is exercised, forfeited or expires. This calculation of the charge assumes, among other things, a Class A common stock price of $12.00 per share on the date of grant.

12. Legal Matters; Regulatory/Stockholder Approvals

     We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Restricted Stock Unit Awards as contemplated herein. Should any such approval or other action be required, we contemplate that we will seek such approval or take such other action, although we cannot guarantee success in doing so. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter.

     Additionally, stockholder approval of the offer is a condition to the consummation of the offer and the grant of Restricted Stock Unit Awards, as described in Section 2.

13. Fees and Expenses

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange eligible options pursuant to this offer.

14. Information Concerning World Wrestling Entertainment, Inc.

     Overview. We are an integrated media and entertainment company principally engaged in the development, production and marketing of television programming and live events and the licensing and sale of branded consumer products featuring our highly successful brands.

     Our operations are organized around two principal activities:

•	Live and televised entertainment, which consists of live event and television programming. Revenues consist principally of attendance at live events, sale of television advertising time and sponsorships, domestic and international television rights fees and pay-per-view buys.

•	Branded merchandise, which consists of licensing and direct sale of merchandise. Revenues include the marketing and sale of merchandise, magazines and home videos, and revenues from consumer products sold through third party licensees.

     Our principal executive offices are located at 1241 East Main Street, Stamford, Connecticut 06902. Our telephone number is (203) 352-8600. Our website can be found on the Internet at www.corporate.wwe.com. The website contains additional information about us and our operations.

     Our proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as certain of our other filings with the SEC, can be viewed and downloaded free of charge as soon as reasonably practicable after they have been filed with the SEC by accessing www.corporate.wwe.com and clicking on Investor Relations and “SEC Filings.”

     Selected Financial Information. The Company’s audited financial statements contained in its Annual Report on Form 10-K for the year ending April 30, 2003, and the Company’s unaudited interim financial statements included in its quarterly reports on Form 10-Q for the quarters ending July 25, 2003 and October 24, 2003, as well as any other documents the Company has filed with the Securities and Exchange Commission prior to, or will file with the Securities and Exchange Commission subsequent to, the date of this Offer to Exchange are incorporated herein by reference.

15. Corporate Plans, Proposals and Negotiations

     The Company continually evaluates and explores strategic opportunities as they arise, including business combination transactions, strategic relationships, purchases and sales of assets and similar transactions. At any given time, we may be engaged in discussions or negotiations with respect to various corporate transactions or with respect to changes in existing strategic relationships. We also may, from time to time, engage in repurchases of our outstanding common stock in either open market or privately negotiated transactions or may engage in issuances of shares of the Company’s common stock or other capital raising transactions, depending on market conditions and other relevant factors. In addition, over the next thirteen months, several large television and pay-per-view distribution agreements will be up for renewal, and in particular the domestic pay-per-view agreements with our two primary distributors currently end in early 2004; our primary domestic television distribution agreement with Viacom runs until Fall 2004 for its UPN network and Fall 2005 for its Spike TV network; and our primary television distribution in the UK runs through December 31, 2004.

     Subject to the foregoing, and except as otherwise disclosed in this document or in the Company’s filings with the SEC, we have no present plans, proposals or negotiations that relate to or would result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•	any change in our present board of directors or management, or change in any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	our common stock not being authorized for listing on the New York Stock Exchange;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act; or

•	any changes in our certificate of incorporation, bylaws of other governing instruments or any actions that could impede the acquisition of control of the Company.

16. Additional Information

     With respect to the offer, we have filed a Tender Offer Statement on Schedule TO with the SEC on December 16, 2003, of which this document is a part. This document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. You may want to review the Schedule TO, including the exhibits, before making a decision on whether to tender your eligible options.

     We also recommend that, in addition to this document, the Letter of Transmittal, and any other authorized communications from us, you review the following materials, which we have filed with the SEC and are incorporating by reference into this document (access to which is described below), before making a decision on whether to elect to exchange your eligible options:

•	our annual report on Form 10-K for the fiscal year ended April 30, 2003;

•	our quarterly reports on Form 10-Q for the fiscal quarters ended July 25, 2003 and October 24, 2003;

•	our current reports on Form 8-K, filed with the SEC on (i) June 13, 2003; (ii) August 27, 2003; and (iii) November 17, 2003;

•	the definitive proxy statement for our 2003 annual meeting of stockholders, filed with the SEC on July 31, 2003; and

•	the description of our Class A common stock included in our registration statement on Form 8-A, which was filed with the SEC on September 22, 2000, including any amendments or reports we file for the purpose of updating that description.

     Any additional documents that we may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this offer and the expiration of the offer are also incorporated by reference. These include, without limitation, periodic reports, such as quarterly reports on Form 10-Q and current reports on Form 8-K.

     These filings and other reports, registration statements, proxy statements and other filings can be inspected and copied at the reference facilities maintained by the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these documents from this office upon the payment of the fees prescribed by the SEC. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-732-0330. These filings are also available to the public on the web site of the SEC at http://www.sec.gov and on our web site at http://www.corporate.wwe.com.

     We will provide without charge to any eligible employee or independent contractor holding eligible options, upon the written request of any such person, a copy of any or all of the documents to which we have referred you, including our reports, proxy statements and other stockholder communications, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: World Wrestling Entertainment, Inc., 1241 East Main Street, Stamford, Connecticut 06902, Attn: Investor Relations. You may also make a request by telephone to our Investor Relations Department at (203) 352-8600 between the hours of 9:00 A.M. and 5:00 P.M., Eastern Standard Time, Monday through Friday.

17. Forward Looking Statements

     The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain statements that are forward-looking and are not based on historical facts. When used in this document, the words “may,” “will,” “could,” “anticipate,” “plan,” “continue,” “project,” “intend”, “estimate”, “believe”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These statements relate to our future plans, objectives, expectations and intentions and are not historical facts and accordingly involve known and unknown risks and uncertainties and other factors that may cause the actual results or the performance by us to be materially different from future results or performance expressed or implied by such forward-looking statements. The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this document, in press releases and in oral statements made by our authorized officers: (i) our failure to continue to develop creative and entertaining programs and events would likely lead to a decline in the popularity of our brand of entertainment; (ii) our failure to retain or continue to recruit key performers could lead to a decline in the appeal of our story lines and the popularity of our brand of entertainment; (iii) the loss of the creative services of Vincent McMahon could adversely affect our ability to create popular characters and story lines; (iv) our failure to maintain or renew key agreements could adversely affect our ability to distribute our television and pay-per-view programming, and in this regard, over the next thirteen months, several large television and pay-per-view agreements will be up for renewal, and in particular the domestic pay-per-view agreements with our two primary distributors currently end in early 2004; our primary domestic television distribution agreement with Viacom runs until Fall 2004 for its UPN network and Fall 2005 for its Spike TV network; and our primary television distribution in the UK runs through December 31, 2004; (v) we may not be able to compete effectively with companies providing other forms of entertainment and programming, and many of these competitors have greater financial resources than we; (vi) we may not be able to protect our intellectual property rights which could negatively impact our ability to compete in the sports entertainment market; (vii) general economic conditions or a change in the popularity of our brand of sports entertainment could adversely impact our business; (viii) risks associated with producing live events, both domestically and internationally, including without limitation risks that our insurance may not cover liabilities resulting from accidents or injuries and that we may be prohibited from promoting and conducting live events if we do not comply with applicable regulations; (ix) uncertainties associated with international markets; (x) we could incur substantial liabilities, or be required to conduct certain aspects of our business differently, if pending or future material litigation is resolved unfavorably; (xi) any new or complementary businesses into which we may expand in the future could adversely affect our existing businesses; (xii) through his beneficial ownership of a substantial majority of our Class B common stock, our controlling stockholder can exercise significant influence over our affairs, and his interests could conflict with the holders of our Class A common stock; and (xiii) a substantial number of shares will be eligible for future sale by our current majority stockholder, and the sale of those shares could lower our stock price. The forward-looking statements speak only as of the date of the commencement of this offer and undue reliance should not be placed on these statements.

18. Miscellaneous

     This transaction has not been approved or disapproved by the SEC. Nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document.

WORLD WRESTLING ENTERTAINMENT, INC.

December 16, 2003

SCHEDULE A
INFORMATION CONCERNING OUR
DIRECTORS AND EXECUTIVE OFFICERS*

		Current Position	Director
Director	Age	with Company	Since

Vincent K. McMahon	58	Chairman of the Board	1980
Linda E. McMahon	55	Chief Executive Officer	1980
Philip B. Livingston	46	Chief Financial Officer	2003
Lowell P. Weicker, Jr.	72	—	1999
David Kenin	62	—	1999
Joseph Perkins	68	Consultant	1999
Michael B. Solomon	56	—	2001
Robert A. Bowman	45	—	2003

     Vincent K. McMahon, co-founder of our Company, is Chairman of the Board of Directors and Chairman of the Executive Committee. Mr. McMahon and Linda E. McMahon are husband and wife.

     Linda E. McMahon, co-founder of our Company, has served as our Chief Executive Officer since May 1997, and was President from May 1993 through June 2000. She is a member of the Executive Committee.

     Philip B. Livingston joined the Company as Chief Financial Officer and Director in March 2003. He is a member of the Executive Committee. From 1999 to 2003 he was President and Chief Executive Officer of Financial Executives International (“FEI”), a professional association for senior financial executives. Prior to his service with FEI, he was Senior Vice President and Chief Financial Officer of Catalina Marketing Corporation from 1995 to 1998. He is a director and audit committee member of Catalina Marketing Corporation, and a director and audit committee chairman of Cott Corporation and Insurance Auto Auctions Inc.

     Lowell P. Weicker, Jr. is Chairman of the Compensation Committee. Mr. Weicker served as Governor of the State of Connecticut from 1991 to 1995. He served as a United States Senator representing the State of Connecticut from 1970 to 1988. Mr. Weicker also serves as a director of Compuware Corporation, HPSC, Inc., Phoenix Mutual Funds and UST Inc.

     David Kenin is a member of the Audit and Compensation Committees. Since January 2002, Mr. Kenin has been Executive Vice President of Programming, Hallmark Channel. Mr. Kenin is the former President of CBS Sports. Until 1994, he was Executive Vice President of USA Networks and after that, he was the general partner of Kenin Partners, a consulting firm.

     Joseph Perkins was a pioneer in the television syndication of wrestling matches starting more than forty years ago. He is President of Communications Consultants, Inc., a consultant to the Company.

     Michael B. Solomon is a member of the Audit and Compensation Committees. Mr. Solomon is Managing Principal of Gladwyne Partners, LLC, a private equity fund manager (“Gladwyne”). Prior to founding Gladwyne Partners in July 1998, Mr. Solomon was affiliated with Lazard Freres & Co. LLC. Mr. Solomon joined Lazard Freres in 1981 and became a Partner in 1983.

     Robert A. Bowman has been a Director since 2003 and is Chairman of the Audit Committee. Mr. Bowman is currently CEO of Major League Baseball Advanced Media, where he manages the interactive and Internet rights for all 30 clubs and the league. Prior to joining Major League Baseball, he was President and COO of ITT Corporation where he previously served as CFO. Mr. Bowman served as the Treasurer for the State of Michigan for eight years, overseeing its tax policy and collection and the state’s pension fund.

Other Executive Officers

     Each of the following executive officers will serve in such capacity until the next Annual Meeting of Stockholders or until his or her earlier termination or removal from office.

Name	Age	Position with Company	With Company Since

Edward S. Cohen	47	EVP, Event Booking & Live Events	1982
Kevin Dunn	43	EVP, Television Production	1986
Donna Goldsmith	43	SVP, Consumer Products	2000
Edward L. Kaufman	44	EVP, General Counsel & Secretary	1997
Shane B. McMahon	33	EVP, Global Media	1994
James W. Ross	51	EVP, Talent Relations	1993
James A. Rothschild	42	SVP, North American Sales	1994
Kurt Schneider	38	EVP, Marketing	2003
Frank G. Serpe	59	SVP, Finance & Chief Accounting Officer	1986

     Edward S. Cohen has served as EVP, Event Booking & Live Events, since October 2003, and for nine years prior thereto was SVP, Event Booking & Live Events.

     Kevin Dunn has served as EVP, Television Production, since July 2003, and prior thereto was our Executive Producer for 11 years.

     Donna Goldsmith has served as SVP, Consumer Products, since July 2000. Prior thereto, Ms. Goldsmith was VP, Category Management, for the National Basketball Association for 10 years.

     Edward L. Kaufman has served as EVP, General Counsel and Secretary since July 2003; SVP and General Counsel since 1998; and VP and General Counsel since January 1997. He became the Company’s Secretary in May 2001.

     Shane B. McMahon has served as EVP, Global Media, since July 2003, and prior thereto was President, Digital Media, since 1998. Mr. McMahon is the son of Vincent and Linda McMahon.

     James W. Ross has served as EVP, Talent Relations, since July 2003, and prior thereto was SVP, Talent Relations, since 1997.

     James A. Rothschild has served as SVP, North American Sales, since 1997 and prior thereto was in senior positions with the Company since 1994.

     Kurt Schneider has served as EVP, Marketing, since February 2003. Prior thereto Mr. Schneider was CEO of Asimba, Inc. for two years and for three years before that he was VP, Marketing, at Fox Sports Net.

     Frank G. Serpe has served as SVP, Finance & Chief Accounting Officer, since 1998, and prior thereto he was in senior positions with the Company since 1987.

     *     The address of each director and executive officer is c/o World Wrestling Entertainment, Inc., 1241 East Main Street, Stamford, Connecticut 06902.